June 28, 2010

Nudrat Salik
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Salik:

Below, please find our responses to certain of the comments outlined in the Staff’s letters to the Company dated February 12, 2010, March 17, 2010 and April 21, 2010. The responses follow the numbering system as shown in each letter.  For the convenience of the staff, we have repeated the comment immediately preceding the applicable response.

COMMENT LETTER DATED MARCH 17, 2010

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1.	Please amend your Form 10-K for the fiscal year ended June 30, 2009 to reflect your responses to comments 2, 3, 4, 6, 9 and 13 in our letter dated February 12, 2010.

Company Response:

For the convenience of the Staff, we are repeating comments 2, 3, 4, 6, 9 and 13 from your letter dated February 12, 2010 below with the Company’s response immediately following each individual comment.

Comment 2 from the Staff’s Letter dated February 12, 2010

We note from your Liquidity and Capital Resources discussion on page 15 that you have increased inventory as a result of the production of products in conjunction with your U.S. Government contract.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss your sources and availability of raw materials and the names of your principal suppliers.  See Item 101(h)(4)(v) of Regulation S-K.

Company Response:

The Company has added the section entitled “Suppliers” to the disclosure in Item 1. Description of Business on page 7 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.

Comment 3 from the Staff’s Letter dated February 12, 2010

We note that in February 2009 you announced a $40 million contract award with an agency of the United States Government.  It appears that you generated approximately one-third of your revenues in fiscal 2009 from this contract.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to disclose the material terms of this contract, file it as an exhibit to the Form 10-K, and disclose the information required by Item 101(h)(4)(vi) of Regulation S-K.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

The Company has filed a redacted version of the U.S. Government contract as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010.  Pursuant to Rule 24b-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has filed an application for an order granting confidential treatment to certain portions of the U.S. Government contract with the Securities and Exchange Commission.

Comment 4 from the Staff’s Letter dated February 12, 2010

We note the disclosure in a number of risk factors regarding government regulation of your business.  Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the information required by Item 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

Company Response:

The Company has added the sections entitled “Government Regulation” and “Compliance with Environmental Laws” to the disclosure in Item 1. Description of Business on pages 7 and 8 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.

Comment 6 from the Staff’s Letter dated February 12, 2010

Please amend your Form 10-K for the fiscal year ended June 30, 2009 to discuss the importance and duration of your intellectual property rights.  See Item 101(h)(4)(vii) of Regulation S-K.

Company Response:

The Company has revised the disclosure in the section entitled “Intellectual Property” in Item 1. Description of Business on page 7 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.

Comment 9 from the Staff’s Letter dated February 12, 2010

We note your qualification on page 20 that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance…”  As such, please amend your Form10-K for the fiscal year ended June 30, 2009 to indicate whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Alternatively, please remove the language from your filing that qualifies the design, operation, and effectiveness of your disclosure controls and procedures.

Company Response:

The Company has removed the section entitled “Limitations on the Effectiveness of Controls” from the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.

Comment 13 from the Staff’s Letter dated February 12, 2010

Please amend your Form 10-K for the fiscal year ended June 30, 2009 to provide the signatures in the format required by Form 10-K.  In this regard, revise to provide a signature on behalf of the registrant and to indicate who signed in the capacity of controller or principal accounting officer.  Refer to General Instruction D on Form 10-K as well as the “Signatures” section of Form 10-K.

Company Response:

Pursuant to Rule 12b-15 of the General Rules and Regulations promulgated under the Exchange Act, an amendment to the Company’s Form 10-K must be signed on behalf of the Company by a duly authorized representative of the Company.  The signature page of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010 has been signed on behalf of the Company by David P. Tusa, President of the Company.

The Company will revise the signature pages on its future Forms 10-K to provide a signature on behalf of the registrant and will indicate who signed in the capacity of controller or principal accounting officer.  As reflected in our letter to you dated March 5, 2010, the Company will revise the signatures for its Forms 10-K in the form set forth below, beginning with the June 30, 2010 Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARPS COMPLIANCE CORP.

Date: ______, _____                                                          By: /s/ BURTON J. KUNIK
Dr. Burton J. Kunik
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: ______, ______                                                        By: /s/ BURTON J. KUNIK
Dr. Burton J. Kunik
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

Date: ______, ______                                                        By: /s/DAVID P. TUSA
David P. Tusa
Executive Vice President, Chief Financial Officer, Business Development and Corporate Secretary
(Principal Financial and Accounting Officer)

Date: ______, ______                                                        By: /s/ JOHN W. DALTON
John W. Dalton
Director

Date: ______, ______                                                        By: /s/ RAMSAY GILLMAN
Ramsay Gillman
Director

Date: ______, ______                                                        By: /s/ JOHN R. GROW
John R. Grow
Director

Date: ______, ______                                                        By: /s/ PARRIS H. HOLMES, JR.
Parris H. Holmes, Jr.
Director

Date: ______, ______                                                        By: /s/ GARDNER PARKER
Gardner Parker
Director

Date: ______, ______                                                        By: /s/ PHILIP C. ZERRILLO
Philip C. Zerrillo
Director

Item 1. Description of Business, page 2

2.
We note your response to comment three on our letter dated February 12, 2010, and reissue this comment in its entirety. Please disclose all material terms of the $40 million contract entered into with the United States Government; file the contract as an exhibit to the amended Form 10-K as contemplated by Item 601(b)(10)(ii)(B); and disclose the information required by Item 101(h)(4)(vi) of Regulation S-K. In this regard, we note that your analysis does not take into account that the contract represented one-third of your revenues in fiscal year 2009. If you believe the contract contains competitively sensitive information, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s views regarding the proper preparation of a request for confidential treatment.

Company Response:

The Company has revised the disclosure in the section entitled “Prospects for the Future in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 14 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.  The Company has added a risk factor regarding the Company’s ability to maintain existing government contracts or win additional government contracts over an extended period to Item 1A. “Risk Factors” on page 9 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.  As stated above, the Company has filed a redacted version of the U.S. Government contract as Exhibit

10.1 to the Company’s Current Report on Form 8-K filed on June 25, 2010 and has filed an application for an order granting confidential treatment to certain portions of the U.S. Government contract with the Securities and Exchange Commission.

3.
We note your response to comment four in our letter dated February 12, 2010. Please disclose when you must comply with the new environment regulations and when you will need to cover the additional capital expenditures estimated at $1.0 million to $2.2 million.

Company Response:

The Company has revised the disclosure to clarify the timing of compliance with, and capital expenditures related to, the new environmental regulations.  Please see the revised disclosure in the section entitled “Compliance with Environmental Laws” in Item 1. Description of Business on page 8 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.

COMMENT LETTER DATED APRIL 21, 2010

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1.
We note your response to comment two in our letter dated March 17, 2010. However, we continue to believe that your business is substantially dependent on this contract. In this regard, we note that this contract represented approximately 74% and 72%, respectively, of your revenues for the quarters ended December 31, 2009 and September 30, 2009. Thus, as previously requested, please file this contract on EDGAR with your next periodic report or with a current report on Form 8-K. See Item 601(b)(10)(ii) of Regulation S-K. Further, please note the following:

•
If you believe there is competitively sensitive information in the contract, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s view regarding the proper preparation of a request for confidential treatment.

•
If you believe that you are not permitted to file the contract according to federal statutes related to homeland security, please identify the specific statutes to which you refer and provide us a detailed analysis explaining why these statutes provide you with a valid basis for excluding the contract as an exhibit to your filing.

•
If you believe that the contract has been classified by a U.S. Government department or agency for protection of national defense or foreign policy interest, please provide us the information required by Rule 0-6 under the Exchange Act.

Company Response:

As stated above, the Company has filed a redacted version of the U.S. Government contract as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June

25, 2010 and has filed an application for an order granting confidential treatment to certain portions of the U.S. Government contract with the Securities and Exchange Commission.

2.
In addition to the draft disclosure that you plan to provide in your Management’s Discussion and Analysis and Risk Factors sections of your amended Form 10-K, please provide comparable disclosure in your Description of Business section regarding the material terms of your $40 million U.S. Government contract, such as the multi-year option structure of the contract as well as the U.S. Government’s right to unilaterally terminate or renegotiate the contract terms.

Company Response:

The Company has revised the disclosure in the section entitled “Markets” in Item 1. “Description of Business” on page 6 of the Company’s Amendment No. 1 to Form 10-K filed on June 28, 2010.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

/s/ DAVID P. TUSA
David P. Tusa
President